Exhibit 99.1

Bitdeer Announces June 2024 Production and Operations Update

July 3, 2024

- Significant increase in global contracted power capacity to 2.5 GW
- Initial sample shipments of Sealminer A1 ASICs installed and energized at Bitdeer sites
- Completed tape-out of SEAL02 chip targeting 14 J/TH
- On track to deploy 3.4 EH/s of Sealminer ASICs in Q4 2024

SINGAPORE, July 03, 2024 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“ Bitdeer” or the “ Company”), a world-leading technology company for blockchain and high-performance computing, today announced its unaudited mining and operations updates for June 2024.

Operational Highlights

•	Self-mined Bitcoin: Mined 179 Bitcoin.
•	Power capacity: Expanded global contracted power capacity to 2.5 GW with 570 MW, 30-year, lease agreement with Monroe County Port Authority in Ohio, U.S.
•	Datacenter: Commenced conversion of 100 MW at Rockdale, Texas site to hydro-cooling, with anticipated completion in Q4 2024.
•	ASIC development:
•	Unveiled SEALMINER technology roadmap, beginning with the SEAL01 at 18 J/TH and progressing to the SEAL04 at 5J/TH by Q2 2025.
•	Initial Sealminer A1 ASIC samples received and energized at Bitdeer sites for testing.
•	Completed tape-out of SEAL02 chip, targeting a chip efficiency of 14 J/TH. Masks and wafers expected to be delivered in Q3 2024.
•	Initiated R&D of SEAL03 chip, targeting a chip efficiency of 10 J/TH.
•	HPC and AI cloud services: AI cloud services powered by NVIDIA DGX SuperPOD with H100 system demonstrated strong demand by customers and crossed 75% utilization during the month.

Management Commentary

“In June, Bitdeer made substantial progress in advancing our strategic initiatives in Bitcoin mining and HPC and AI,” stated Linghui Kong, Chief Business Officer of Bitdeer. “We entered into a 30-year lease agreement with Monroe County Port Authority for 570 MW of ready-to-use power infrastructure. This deal increases our total global contracted power capacity to 2.5 GW, positioning us with one of the industry’s largest power development platforms. This deal not only enhances our operational and strategic flexibility but also supports our ambitious growth objectives in Bitcoin mining and HPC and AI.”

Mr. Kong added, “In June, we also successfully energized the first batch of Sealminers into our datacenters and began rigorous testing. Additionally, we completed the tape-out of our 14 J/TH SEAL02 chip and expect wafer delivery in Q3 2024. We remain on schedule to deploy 3.4 EH/s of our own ASIC technology into our datacenters in Texas and Tydal, Norway by the fourth quarter of 2024, bringing our total proprietary hash rate to 11.8 EH/s by year-end.”

Production and Operations Summary

Metrics	June 2024	May 2024	June 2023
Total hash rate under management1 (EH/s)	22.3	22.4	18.8
- Proprietary hash rate	8.5	8.4	6.2
• Self-mining	7.3	6.9	4.6
• Cloud Hash Rate	1.2	1.5	1.6
- Hosting	13.8	14.0	12.6
Mining machines under management	223,000	225,000	199,000
- Self-owned2	86,000	86,000	70,000
- Hosted	137,000	139,000	129,000
Bitcoin mined (self-mining only)	179	184	239

1 Total hash rate under management as of June 30, 2024 across the Company’s three primary business lines: Self-mining, Cloud Hash Rate, and Hosting.

•	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.
•	Cloud Hash Rate offers hash rate subscription plans and shares mining income with customers under certain arrangements. The Cloud Hash Rate stated above reflects the contracted hash rate with customers at month-end. However, throughout the month, the Cloud Hash Rate may transition to Self-mining hash rate if customers opt to not make their monthly electricity payments for various reasons.
•	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

2 Self-owned mining machines are for the Company’s self-mining business and Cloud Hash Rate business.

Power Infrastructure Summary

Site / Location	Capacity (MW)	Status	Timing[3]
Energized capacity
Rockdale, Texas	563	Online	Completed
Knoxville, Tennessee	86	Online	Completed
Wenatchee, Washington	13	Online	Completed
Molde, Norway	84	Online	Completed
Tydal, Norway	50	Online	Completed
Gedu, Bhutan	100	Online	Completed
Total energized capacity	895
Pipeline capacity
Tydal, Norway Phase 1	40	In progress	Q4 2024
Tydal, Norway Phase 2	135	In progress	Mid 2025
Massillon, Ohio	221	In progress	Mid-to-late 2025
Clarington, Ohio Phase 1	266	In progress	Q3 2025
Clarington, Ohio Phase 2	304	Pending approval	Estimate 2026
Jigmeling, Bhutan	500	In progress	Mid-Late 2025
Rockdale, Texas	179	In planning	Estimate 2026
Total pipeline capacity	1,645
Total global contracted capacity	2,540

3 Indicative timing. All timing references are to calendar quarters and years.

Upcoming Conferences and Events

•	July 10: The CEO Summit Investment Conference – San Francisco
•	July 24 – 26: Bitcoin Nashville

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward- looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward- looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations
Orange Group

Yujia Zhai
BitdeerIR@orangegroupadvisors.com

Public Relations
Wachsman
Bee Shin
bitdeer@wachsman.com